

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via E-mail
Ronald Adams
Chairman
Medical Alarms Concepts Holding, Inc.
200 West Church Road
Suite B
King of Prussia, PA 19406

>   **Re: Medical Alarms Concepts Holdings, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed April 18, 2013**
>   **File No. 333-153290**

Dear Mr. Adams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have obtained approval for the actions contemplated by this preliminary information statement pursuant to a written consent of stockholders holding an aggregate of 51% of the voting power of your company as of the record date. Please tell us in your response how such consent was obtained. Identify each stockholder who executed the written consent and tell us such stockholder's relationship to the company. Please also explain how the stockholders' consent was obtained in a manner that was exempt from the proxy solicitation rules.

Increase in the Number of Authorized Shares

2. Please disclose the aggregate number of shares issued in your recent private placement, including shares issued to JTT-EMS LTD. Please clarify whether you have a sufficient

Ronald Adams
Medical Alarm Concepts Holdings, Inc.
April 30, 2013

number of shares authorized to cover the issuance of common stock in that private placement. Please disclose per share price and closing date of such private placement.

3. We note your disclosure that your increase in authorized is necessary to "satisfy its obligations with respect to the issuance of shares of Common Stock to the investors, meet regulatory requirements, meet requirements for debt conversions, maintain current revenue growth trajectories, acquire inventory to meet growing demand, and to ensure adequate working capital." Please disclose the aggregate number of shares that are issuable upon conversion of your outstanding debt. In addition, please expand your disclosure to address why additional shares are necessary to meet regulatory requirements, maintain current revenue growth trajectories, acquire inventory to meet growing demand, and to ensure adequate working capital.

4. It appears that this proposal to increase your authorized common stock is a result of your private placement. Therefore, please revise your information statement to provide all of the information required by Item 11 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe you are not required to provide this information. See Item 1 of Schedule 14C and Note A of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director